U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

May 6, 2009

FILED VIA EDGAR
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re: TRUST FOR PROFESSIONAL MANAGERS
Request for Withdrawal of Amendments to a Registration Statement
(File Nos.: 333-62298 and 811-10401)

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Trust for Professional Managers (the “Trust”), on behalf of the Alternative Strategies Mutual Fund (the “Fund”), respectfully requests that the Securities and Exchange Commission consent to the withdrawal of the following Post-Effective Amendments to the Trust’s Registration Statement on Form N-1A:

Post-Effective Amendment Number	Date Filed	Submission Type	Accession Number
113 123 126 134	12/10/2008 1/27/2009 3/5/2009 4/7/2009	485APOS 485BXT 485BXT 485BXT	0000894189-08-003906 0000894189-09-000186 0000894189-09-000781 0000894189-09-001092

These Post-Effective Amendments related to additions of the ThinkTactical Strategy as a new investment strategy of the Fund and ThinkEquity, LLC as a new sub-adviser of the Fund.  No securities were sold in connection with these Post-Effective Amendments and the Trust has determined that it has no plans to proceed with the addition of the new investment strategy or sub-adviser at this time.

Pursuant to the requirements of Rule 478 under the Securities Act, this application for withdrawal of the Post-Effective Amendments set forth above has been signed by the President of the Trust this 6th day of May, 2009.

If you have any questions regarding the enclosed, please do not hesitate to contact Rachel A. Spearo, Esq. at (414) 765-5384.

Very truly yours,

Trust for Professional Managers

By:  /s/ Joseph C. Neuberger

Joseph C. Neuberger
President